EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
Earnings:
Net loss	$(304.9)	$(32.8)	$(822.1)	$(16.9)
Provision for income taxes	2.9	40.2	70.6	123.8
Total earnings for computation of ratio	(302.0)	7.4	(751.5)	106.9
Fixed Charges:
Interest and debt expenses on indebtedness	812.1	603.1	2,531.0	2,108.1
Interest factor: one-third of rentals on real and personal properties	1.3	2.1	5.2	6.3
Total fixed charges for computation of ratio	813.4	605.2	2,536.2	2,114.4
Total earnings before provision for income taxes and fixed charges	$511.4	$612.6	$1,784.7	$2,221.3
Ratios of earnings to fixed charges	(1)	1.01x	(1)	1.05x

(1)	Earnings were insufficient to cover fixed charges by $302.0 million for the quarter ended September 30, 2012, and $751.5 million for the nine months ended September 30, 2012.